UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SIMON WORLDWIDE, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

828 815 100

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies

9130 West Sunset Boulevard

Los Angeles, California 90069

(310) 228-2894

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald W. Burkle

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 37,940,756 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 37,940,756 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,940,756 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.0% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OA3, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 37,940,756 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 37,940,756 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,940,756 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.0% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Multi-Accounts, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 37,940,756 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 37,940,756 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,940,756 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.0% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Overseas Toys, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 37,940,756 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 37,940,756 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,940,756 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.0% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

This Amendment No. 6 to the Statement on Schedule 13D (this “Amendment No. 6”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 19, 1999, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on July 14, 2000, Amendment No. 2 to the Schedule 13D filed with the SEC on April 18, 2005, Amendment No. 3 to the Schedule 13D filed with the SEC on September 24, 2008, Amendment No. 4 to the Schedule 13D filed with the SEC on October 14, 2010, and Amendment No. 5 to the Schedule 13D filed with the SEC on October 25, 2010 (as so amended, the “Schedule 13D”), and relates to the common stock, $0.01 par value per share (the “Common Stock”), of Simon Worldwide, Inc. (formerly, Cyrk, Inc.), a Delaware corporation (“Simon”).  The principal executive offices of Simon are located at 5200 W. Century Boulevard, Los Angeles, California 90045.

Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.  The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 6) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following information:

The total amount of funds that would be required by Overseas Toys to purchase all of the shares of Common Stock subject to the Qualified Offer described in Item 4, assuming that all shares of Common Stock subject to the Qualified Offer (including all shares of Common Stock issuable upon the exercise of all outstanding options for shares of Common Stock) are tendered in accordance with the requirements thereof, and to pay for all fees and expenses related to the Qualified Offer, is estimated to be approximately $3.8 million.  The Qualified Offer is not conditioned upon Overseas Toys entering into any financing arrangements.  Overseas Toys anticipates that it will obtain all funds required for the consummation of the Qualified Offer from Ronald Burkle, an affiliate of Overseas Toys, whom Overseas Toys anticipates will (i) obtain such amounts from personal funds and (ii) contribute such funds to Overseas Toys as a capital contribution.

Item 4.	Purpose of Transaction

The disclosure in Item 4 is hereby amended and supplemented to add the following information:

On November 1, 2010, Overseas Toys commenced the previously announced anticipated Qualified Offer to purchase all of the shares of Common Stock not already owned by Overseas Toys that are duly tendered and not withdrawn at a price of $0.27 per share, on the terms and subject to the conditions specified on the Schedule TO (including all exhibits thereto) filed by the Reporting Persons with the SEC on November 1, 2010 (the “Schedule TO”), a copy of which is attached hereto as Exhibit 99.10 and which is incorporated herein by reference.  The foregoing description of the Schedule TO does not purport to be complete and is qualified in its entirety by reference to the Schedule TO (and all exhibits thereto).

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended to add a reference to a new Exhibit 99.10 as follows:

Exhibit 99.10            Schedule TO (including all exhibits thereto) filed by the Reporting Persons with the SEC on November 1, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 2010

OVERSEAS TOYS, L.P.
By: Multi-Accounts, LLC
Its: General Partner

By: OA3, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
		Its:	Managing Member

MULTI-ACCOUNTS, LLC
By: OA3, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
Its: Managing Member

OA3, LLC
By:	/s/ Ronald W. Burkle
Its: Managing Member

/s/ Ronald W. Burkle
Ronald W. Burkle

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

Exhibit 99.10	Schedule TO (including all exhibits thereto) filed by the Reporting Persons with the SEC on November 1, 2010.